 Exhibit 99.1

Marine Harvest ASA (OSE:MHG, NYSE:MHG): Capital Markets Day management presentations

Please find attached the presentation material for Marine Harvest's Capital Markets Day in Brekstad, Norway 2 June 2016.

The management presentations will be held in English and will also be webcast. Management presentations commence at 08:15 CET and will be followed by a joint Q&A session starting at approximately 11:00 CET. You have the opportunity to post questions online during the webcast session. The webcast can be accessed at http://www.marineharvest.com/investor/other-presentations/

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

MHG CMD presentation: http://hugin.info/209/R/2017365/748522.pdf